                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 6
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             BRANDYWINE REALTY TRUST
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    105368203
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Marjorie L. Reifenberg, Esq.
                   Lazard Freres Real Estate Investors L.L.C.
                              30 Rockefeller Plaza
                               New York, NY 10020
                                 (212) 632-6000

                                 with a copy to:

                             Michael Movsovich, Esq.
                              Kirkland & Ellis LLP
                                Citigroup Center
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 446-4950
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 3, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 105368203                                           PAGE 2 OF 12 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Lazard Freres Real Estate Investors L.L.C.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]

                                                                      (b) [X]
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                AF
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                New York
--------------------------------------------------------------------------------
                            7       SOLE VOTING POWER

                                    1,610,583(1)
       NUMBER OF          ------------------------------------------------------
        SHARES              8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                    None
         EACH             ------------------------------------------------------
       REPORTING            9      SOLE DISPOSITIVE POWER
        PERSON
         WITH                      1,610,583(1)
                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,610,583(1)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES                                   [ ]

--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.78%(2)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                OO (limited liability company)
--------------------------------------------------------------------------------

------------------------
(1) Assumes conversion of 901,613 Series B Preferred Units of Brandywine Operating Partnership, L.P. (the "Partnership") into Class A Units of the Partnership at $28 per share, the subsequent conversion of such Class A Units of the Partnership into Common Shares of the Issuer, and no accumulated, accrued and unpaid distributions at the time of conversion.

(2) Assumes 41,040,710 outstanding Common Shares of the Issuer as reported in the Issuer's most recent Form 10-Q for the quarter ended September 30, 2003.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 105368203                                           PAGE 3 OF 12 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                LF Strategic Realty Investors L.P.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]

                                                                      (b) [X]
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                AF
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                 560
       NUMBER OF      ----------------------------------------------------------
        SHARES            8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                  1,610,023(1)
         EACH         ----------------------------------------------------------
       REPORTING          9      SOLE DISPOSITIVE POWER
        PERSON
         WITH                    560
                      ----------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 1,610,023(1)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,610,583(1)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                    [ ]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.78%(2)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                PN (limited partnership)
--------------------------------------------------------------------------------

------------------------
         Operating Partnership, L.P. (the "Partnership") into Class A Units of the Partnership at $28 per share, the subsequent conversion of such Class A Units of the Partnership into Common Shares of the Issuer, and no accumulated, accrued and unpaid distributions at the time of conversion.

(2) Assumes 41,040,710 outstanding Common Shares of the Issuer as reported in the Issuer's most recent Form 10-Q for the quarter ended September 30, 2003.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 105368203                                           PAGE 4 OF 12 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Commonwealth Atlantic Operating Properties Inc.

--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]

                                                                      (b) [X]
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                New York
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER

                                   1,610,023(1)
        NUMBER OF         ------------------------------------------------------
         SHARES             8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   None
          EACH            ------------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                     1,610,023(1)
                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                    None
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,610,023(1)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                    [ ]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.77%(2)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------

------------------------
(1) Assumes conversion of 901,613 Series B Preferred Units of Brandywine Operating Partnership, L.P. (the "Partnership") into Class A Units of the Partnership at $28 per share, the subsequent conversion of such Class A Units of the Partnership into Common Shares of the Issuer, and no accumulated, accrued and unpaid distributions at the time of conversion.

(2) Assumes 41,040,710 outstanding Common Shares of the Issuer as reported in the Issuer's most recent Form 10-Q for the quarter ended September 30, 2003.

                                  SCHEDULE 13D

-------------------                                          ------------------
CUSIP NO. 105368203                                          PAGE 5 OF 12 PAGES
-------------------                                          ------------------

--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Commonwealth Atlantic Land V Inc.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]

                                                                      (b) [X]
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Virginia
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER

                                   None
       NUMBER OF          -----------------------------------------------------
        SHARES              8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                    1,610,023(1)
         EACH             -----------------------------------------------------
       REPORTING            9      SOLE DISPOSITIVE POWER
        PERSON
         WITH                      None
                          -----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   1,610,023(1)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,610,023(1)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                    [ ]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.77%(2)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------

------------------------
(1) Assumes conversion of 901,613 Series B Preferred Units of Brandywine Operating Partnership, L.P. (the "Partnership") into Class A Units of the Partnership at $28 per share, the subsequent conversion of such Class A Units of the Partnership into Common Shares of the Issuer, and no accumulated, accrued and unpaid distributions at the time of conversion.

(2) Assumes 41,040,710 outstanding Common Shares of the Issuer as reported in the Issuer's most recent Form 10-Q for the quarter ended September 30, 2003.

                                  SCHEDULE 13D

-------------------                                          ------------------
CUSIP NO. 105368203                                          PAGE 6 OF 12 PAGES
-------------------                                          ------------------

--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Commonwealth Atlantic Properties Inc.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]

                                                                      (b) [X]
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Virginia
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER

                                   1,610,023(1)
        NUMBER OF         -----------------------------------------------------
         SHARES             8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   None
          EACH            -----------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                     1,610,023(1)
                          -----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,610,023(1)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                    [ ]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.77%(2)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------

------------------------

(1) Assumes conversion of 901,613 Series B Preferred Units of Brandywine Operating Partnership, L.P. (the "Partnership") into Class A Units of the Partnership at $28 per share, the subsequent conversion of such Class A Units of the Partnership into Common Shares of the Issuer, and no accumulated, accrued and unpaid distributions at the time of conversion.

(2) Assumes 41,040,710 outstanding Common Shares of the Issuer as reported in the Issuer's most recent Form 10-Q for the quarter ended September 30, 2003.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 105368203                                           PAGE 7 OF 12 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Commonwealth Atlantic Properties Investors Trust
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]

                                                                      (b) [X]
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Maryland
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER

                                   None
        NUMBER OF         ------------------------------------------------------
         SHARES             8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   1,610,023(1)
          EACH            ------------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                     None
                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   1,610,023(1)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,610,023(1)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                    [ ]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.77%(2)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                OO (real estate investment trust)
--------------------------------------------------------------------------------

------------------------

(1) Assumes conversion of 901,613 Series B Preferred Units of Brandywine Operating Partnership, L.P. (the "Partnership") into Class A Units of the Partnership at $28 per share, the subsequent conversion of such Class A Units of the Partnership into Common Shares of the Issuer, and no accumulated, accrued and unpaid distributions at the time of conversion.

(2) Assumes 41,040,710 outstanding Common Shares of the Issuer as reported in the Issuer's most recent Form 10-Q for the quarter ended September 30, 2003.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 105368203                                           PAGE 8 OF 12 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Lazard Freres & Co. LLC
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]

                                                                      (b) [X]
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                AF
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                New York
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER

                                   1,610,583(1)
        NUMBER OF         ------------------------------------------------------
         SHARES             8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   None
          EACH            ------------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                     1,610,583(1)
                          ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,610,583(1)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                    [ ]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.78%(2)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                OO (limited liability company)
--------------------------------------------------------------------------------

------------------------

(1) Assumes conversion of 901,613 Series B Preferred Units of Brandywine Operating Partnership, L.P. (the "Partnership") into Class A Units of the Partnership at $28 per share, the subsequent conversion of such Class A Units of the Partnership into Common Shares of the Issuer, and no accumulated accrued and unpaid distributions at the time of conversion.

(2) Assumes 41,040,710 outstanding Common Shares of the Issuer as reported in the Issuer's most recent Form 10-Q for the quarter ended September 30, 2003.

         This Amendment No. 6 is filed by Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), LF Strategic Realty Investors L.P., a Delaware limited partnership ("LF Realty"), Commonwealth Atlantic Operating Properties Inc., a Virginia corporation ("CAOP"), Commonwealth Atlantic Land V Inc., a Virginia corporation ("CAL V"), Commonwealth Atlantic Properties Inc., a Virginia corporation ("CAPI"), Commonwealth Atlantic Properties Investors Trust, a Maryland real estate investment trust ("CAPIT") and Lazard Freres & Co. LLC, a New York limited liability company ("Lazard" and together with LFREI, LF Realty, CAOP, CAL V, CAPI and CAPIT, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D dated July 31, 1999, as amended, filed by the Reporting Persons (as amended, the "Initial
Schedule 13D"). This Amendment No. 6 hereby amends and supplements the Initial
Schedule 13D. All items not described herein remain as previously reported in the Initial Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) As a result of the sale of Preferred Units to Brandywine Operating Partnership, L.P., a Delaware limited partnership (the "Partnership"), as described in Item 5(c), CAOP owns of record and beneficially 901,613 Preferred Units, subject to the Partnership's agreement to acquire such Preferred Units on or prior to March 15, 2004 as described in Item 5(c). Each of these 901,613 Preferred Units has a stated value of $50.00 and may be converted at the option of CAOP for Class A Units at a conversion price of $28.00 per share.

         Assuming the conversion by CAOP of its Preferred Units into Class A Units at a conversion price of $28.00 per share, the subsequent conversion of such Class A Units into Common Shares and no accumulated, accrued and unpaid distributions at the time of conversion, the Reporting Persons would beneficially own Common Shares of the Issuer as follows:

         1. CAOP will own of record and beneficially 1,610,023, or 3.77%, of the outstanding Common Shares;

         2. CAL V, as a shareholder of CAOP, may be deemed to beneficially own 1,610,023, or 3.77%, of the outstanding Common Shares;

         3. CAPI, as the sole shareholder of CAL V and a shareholder of CAOP, may be deemed to beneficially own 1,610,023, or 3.77%, of the outstanding Common Shares;

         4. CAPIT and LF Realty, as shareholders of CAPI, may be deemed to beneficially own 1,610,023, or 3.77%, of the outstanding Common Shares;

         5. LF Realty may be deemed to beneficially own 1,610,583 Common Shares (560 of which it owns of record and beneficially, and 1,610,023 of which it may be deemed to beneficially own as a shareholder of CAPI and CAPIT), or 3.78%, of the outstanding Common Shares;

         6. LFREI, as the general partner of LF Realty, may be deemed to beneficially own 1,610,583, or 3.78%, of the outstanding Common Shares; and

         7. Lazard, as the managing member of LFREI, may be deemed to beneficially own 1,610,583, or 3.78%, of the outstanding Common Shares.

         LFREI and Lazard disclaim beneficial ownership of any of the Common Shares reported in this statement.

         (b) Assuming full conversion in each case as described above, CAOP would have the power to vote or dispose of or direct the vote or disposition of the 1,610,023 Common Shares it owns of record. CAL V, as a shareholder of CAOP, may be deemed to have the shared power, along with CAPI, to direct the vote or disposition of the Common Shares owned by CAOP. CAPI, as the direct and indirect shareholder of CAOP, may be deemed to have the sole power to direct the vote or disposition of the Common Shares owned by CAOP. CAPIT as a shareholder of CAPI may be deemed to have the shared power, along with LF Realty, to direct the vote or disposition of the Common Shares held by CAOP. LFREI and Lazard would each have the sole power to direct the vote and disposition of 1,610,583 Common Shares representing the 1,610,023 Common Shares held by CAOP and the 560 Common Shares held indirectly by LF Realty. LF Realty has the sole power to direct the vote and disposition of the 560 Common Shares it owns of record.

         (c) On February 3, 2004, CAOP and the Partnership entered into that certain Purchase Agreement, dated as of February 3, 2004 (the "Purchase Agreement"), by and between CAOP and the Partnership, pursuant to which CAOP agreed to sell, assign, transfer, convey and deliver to the Partnership, and the Partnership agreed to accept, acquire and take delivery of, an aggregate number of 1,950,000 Preferred Units, subject to the terms and conditions of the Purchase Agreement. Pursuant to the terms of the Purchase Agreement, on February 6, 2004 the Partnership acquired from CAOP 1,048,387 Preferred Units for an aggregate purchase price of $50,000,000 plus $386,304.69 of accumulated, accrued and unpaid distributions on the Preferred Units sold through February 6, 2004, or approximately $48.06 per unit, and agreed to acquire from CAOP, subject to certain conditions set out in the Purchase Agreement, 901,613 additional Preferred Units for an aggregate purchase price of $43,000,000 (plus any accumulated, accrued and unpaid distributions through the closing date), or approximately $47.69 per unit (not including accumulated, accrued and unpaid distributions through closing), on or prior to March 15, 2004.

         (e) As of February 6, 2004, each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the outstanding Common Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As discussed above, on February 3, 2004, CAOP and the Partnership entered into the Purchase Agreement, pursuant to which CAOP agreed to sell, assign, transfer, convey and deliver to the Partnership, and the Partnership agreed to accept, acquire and take delivery of, an aggregate number of 1,950,000 Preferred Units, subject to the terms and conditions of the Purchase Agreement. Pursuant to the terms of the Purchase Agreement, the Partnership acquired from CAOP 1,048,387 Preferred Units on February 6, 2004 and agreed to acquire from CAOP, subject to certain conditions set out in the Purchase Agreement, 901,613 additional Preferred Units on or prior to March 15, 2004.

         In connection with the purchase and sale transactions contemplated by the Purchase Agreement, General Electric Capital Corporation (the "Secured Party") released its lien on and security interest in the 1,048,387 Preferred Units sold to the Partnership, which Preferred Units were pledged to the Secured Party pursuant to the Amended and Restated Pledge and Security Agreement, dated as of March 22, 2001 (as amended, the "Pledge Agreement"), by and between the Secured Party and CAOP, and the Amended and Restated Subordinate Pledge and Security Agreement, dated as of March 22, 2001 (as amended, the "Subordinate Pledge Agreement"), by and between the Secured Party and CAOP. The Secured Party also has agreed to release the additional 901,613 Preferred Units pledged pursuant to the Pledge Agreement and the Subordinate Pledge Agreement in connection with the acquisition by the Partnership of such Preferred Units on or prior to March 15, 2004.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 99.1 --   Purchase Agreement, dated as of February
                                    3, 2004, by and between Brandywine
                                    Operating Partnership, L.P. and Commonwealth
                                    Atlantic Operating Properties Inc.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2004

                                    LAZARD FRERES REAL ESTATE INVESTORS L.L.C.

                                    By: /s/ JOHN A. MOORE
                                        --------------------------------------
                                        Name:  John A. Moore
                                        Title: Managing Principal and
                                               Chief Financial Officer

                                    LF STRATEGIC REALTY INVESTORS L.P.

                                    By: Lazard Freres Real Estate Investors
                                        L.L.C., as general partner

                                    By: /s/ JOHN A. MOORE
                                        --------------------------------------
                                        Name:  John A. Moore
                                        Title: Managing Principal and
                                               Chief Financial Officer

                                    COMMONWEALTH ATLANTIC OPERATING PROPERTIES
                                    INC.

                                    By: /s/ GARY ICKOWICZ
                                        --------------------------------------
                                        Name:  Gary Ickowicz
                                        Title: President

                                    COMMONWEALTH ATLANTIC LAND V INC.

                                    By: /s/ GARY ICKOWICZ
                                        --------------------------------------
                                        Name:  Gary Ickowicz
                                        Title: President

                                    COMMONWEALTH ATLANTIC PROPERTIES INC.

                                    By: /s/ GARY ICKOWICZ
                                        -------------------------------------
                                        Name:  Gary Ickowicz
                                        Title: President

                                    COMMONWEALTH ATLANTIC PROPERTIES INVESTORS
                                    TRUST

                                    By: /s/ JOHN A. MOORE
                                        -------------------------------------
                                        Name:  John A. Moore
                                        Title: Vice President and Chief
                                               Financial Officer

                                    LAZARD FRERES & CO. LLC

                                    By: /s/ SCOTT D. HOFFMAN
                                        -------------------------------------
                                        Name:  Scott D. Hoffman
                                        Title: Managing Director